July 2, 2007

Via Facsimile and Edgar

James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Watson Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
File No. 001-13305

Dear Mr. Rosenberg:

The following is in response to your comment letter dated June 5, 2007.  For your convenience, the Staff’s comments precede our response.

Form 10-K for the year ending December 31, 2006

Notes to the Financial Statements

Note 2- Summary of Significant Accounting Policies, page F-9

Share-based Compensation, page F-16

1.              In conjunction with the adoption of FAS 123 you changed the method of recognizing share-based compensation expense from the accelerated multi-option approach to the ratable single-option approach.  Please provide us, in disclosure-type format, a description of the methodology under the ratable single-option approach and the basis for the change in methodology.  Please refer to SAB Topic 14C, question 3 as well as paragraph 64 of FASB 123R.

In conjunction with our adoption of SFAS 123R, we made an accounting policy election to attribute share-based compensation expense using the ratable single-option approach (i.e., straight-line method over the vesting period). Since our options vest exclusively with the passage of time in employment and do not have market or performance conditions, we believe the straight-line method of expense recognition best reflects compensation for services to be provided by employees over the vesting period.

Note 4 – Acquisitions, page F-21

2.               The amount of in-process research and development represents 25% of revenue in 2006 and is composed of over 30 projects.  Refer to paragraph 4.2.03 of the AICPA Practice Aid on Assets Acquired in a Business Combination to Be Used in Research and Development Activities and provide us those proposed disclosures including disclosure that disaggregates the total charge by significant in-process research and development project acquired.  Also, direct us to disclosure in your Form 10-Q for March 31, 2007 that discusses the status of each acquired project or provide us additional proposed disclosure.

For competitive reasons, we generally do not disclose the identity, status of FDA review and litigation status of the products that are the subject of our pending ANDAs.  Disclosure of the approval, matters affecting the approval, litigation status, the estimated timing of the approval of our pending ANDAs or the launch of our products is inherently difficult to predict, and any indications from FDA or timing of court decisions are inherently subject to uncertainty.  However, from time to time, the identity and status of some of our pending ANDA products have become publicly known as a result of, among other things, the initiation of patent infringement litigation against us with respect to the product or the inclusion of such product on various state formularies.

Given the proprietary nature of our generic product pipeline, the following proposed supplemental disclosure to be filed with our second quarter Form 10-Q is limited to those pipeline products previously disclosed in our public filings or the pre-acquisition public filings of Andrx Corporation.  These projects represent more than 90% of the value of the in-process research and development projects acquired.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

On November 3, 2006, the Company acquired all the outstanding shares of common stock of Andrx Corporation (“Andrx”) in an all-cash transaction for $25 per share, or total consideration of approximately $1.9 billion. Andrx distributes pharmaceutical products primarily to independent and chain pharmacies and physicians’ offices and is considered a leader in formulating and commercializing difficult-to-replicate controlled-release pharmaceutical products and selective immediate-release products.

In conjunction with the Andrx Acquisition, the Company recorded a charge to operations, in accordance with SFAS 141, of $497.8 million for IPR&D assets acquired that the Company determined had no alternative future use in their current state. The Company’s valuation of IPR&D projects included over thirty controlled or immediate release products at various stages of research and development. These IPR&D projects were valued through discounted cash flow analysis utilizing the “income” approach at rates commensurate with their perceived risks, which for these IPR&D projects ranged between 19%-20%. A partial list of cash flow considerations utilized for each of the IPR&D projects included an evaluation of a projects estimated cost to complete, future product prospects and competition, product lifecycles, expected date of market introduction and expected pricing and cost structure. The major risks and uncertainties associated with the timely and successful completion of these IPR&D projects include delays caused by legal actions brought by the Company’s competitors and the timing of the receipt of necessary regulatory approvals. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

The charge for in-process R&D relates primarily to the acquisition of the following six in-process research and development projects:

Actos® and Extended-Release Metformin Combination Product

In December 2003, Andrx entered into an agreement with Takeda Chemical Industries, Ltd. to develop and market a combination product consisting of Andrx’s approved 505(b)(2) NDA extended-release metformin and Takeda’s Actos (pioglitazone), each of which is administered once a day for the treatment of type 2 diabetes. The Company is responsible for obtaining regulatory approval of its extended-release metformin in countries that Takeda determines it will market the combination product.  In addition, the Company is responsible for the formulation and manufacture of the combination product and Takeda is responsible for obtaining regulatory approval of and marketing the combination product, both in the U.S. and in certain other countries.

In March 2006, Takeda filed an NDA for this combination product and the NDA is under review by the FDA.  Final approval and launch of the product is dependent upon favorable resolution of the OAI status at the Company’s Davie, Florida manufacturing facility.  If approved and launched, the Company is entitled to receive future milestone payments and royalties from Takeda’s sale of this product.

Enoxaparin Sodium (generic version of Lovenox®)

On May 2, 2005, Andrx entered into an agreement to obtain certain exclusive marketing rights for Amphastar’s proposed generic version for Aventis Pharmaceuticals, Inc.’s Lovenox® injectable product.  Amphastar submitted its ANDA for generic Lovenox® to the FDA in March 2003.  Amphastar’s ANDA is the subject of a patent infringement lawsuit filed by Aventis. Amphastar has not obtained FDA approval for its product and the product continues to be delayed by a Citizen Petition, including two supplements, and possibly other factors. Amphastar has submitted comments to Aventis’ Citizen Petition and supplements. Our marketing rights for this product generally extend to the U.S. retail pharmacy market, and we will receive up to 50% of the net profits, as defined, generated from such sales.

The launch of this product is dependent upon obtaining FDA approval and/or the successful resolution of the pending litigation and Citizen Petition.

Metoprolol Succinate (generic version of Toprol-XL®)

In 2003 and 2004, Andrx filed ANDAs seeking FDA Approval to market metoprolol succinate extended-release tablets in the 25mg, 50mg, 100mg and 200mg strengths.  Andrx was successful in its district court litigation involving the Orange Book patents asserted by AstraZeneca plc and was awarded 180-days of market exclusivity for the 50mg strength.  AstraZeneca has appealed the district court decision and the appeal is currently pending.  During the second quarter of this year, the Company announced that pursuant to an agreement with Sandoz, a subsidiary of Novartis AG, the Company relinquished its rights to a 180-day period of marketing exclusivity for its 50mg strength product.  As a result of Watson’s agreement to relinquish its marketing exclusivity, Sandoz obtained final approval of its ANDA for metoprolol succinate extended-release 50 mg tablets. Watson will be entitled to a share of Sandoz’s profits on sales of the product, which is expected to begin in the third quarter of this year provided Sandoz launches the product.

The Company continues to pursue approval of its own pending ANDAs for metoprolol succinate extended-release tablets. Watson believes that under current U.S. Food and Drug Administration

(FDA) policy, applicants that did not obtain final approval before AstraZeneca’s pediatric study market exclusivity commenced on May 22, 2007 will be barred from obtaining final approval until March 18, 2008, when AstraZeneca’s pediatric study market exclusivity expires.

The Company’s ANDAs remain under review by the FDA.  Final approval and launch of the product is also dependent upon satisfactorily resolving certain questions from the FDA regarding the ANDAs as well as favorable resolution of the OAI status at the Company’s Davie, Florida manufacturing facility.

Methylphenidate Hydrochloride (generic version of Concerta®)

Andrx has pending ANDAs for the generic versions of Concerta® (methylphenidate hydrochloride extended-release tablets) in the 18mg, 27mg, 36mg and 54mg strengths.

In September 2005, ALZA and McNeil-PPC, Inc. sued Andrx for patent infringement related to the generic version of Concerta®.  The Company’s ANDAs remains under review by the FDA as well as a Citizen’s Petition filed by McNeil-PPC, Inc. relating to approval criteria for Concerta® generics.  Final approval and launch of the product is also dependent upon favorable resolution of the OAI status at the Company’s Davie, Florida manufacturing facility.

Omeprazole (generic version of Prilosec®)

Andrx has pending ANDAs for omeprazole delayed-release capsules, 10, 20 and 40 mg. strengths, which is bioequivalent to Prilosec®.  In 2001, AstraZeneca plc filed suit under the provisions of the Hatch-Waxman Act alleging infringement of a patent directed to a process for making an omeprazole formulation (patent no. 6,013,281).  Andrx filed counterclaims of non-infringement, invalidity and unenforceability.  In May 2004, the district court ruled that the ‘281 patent was invalid due to obviousness.  In April 2007, the Federal Circuit affirmed the 2004 District Court decision that the ‘281 patent is invalid.

We are currently enjoined from selling our generic version of Prilosec® until October 20, 2007, the date upon which Orange Book patents 4,786,505 and 4,853,230 expire, including pediatric exclusivity.

The Company’s ANDAs remain under review by the FDA. Final approval and launch of the product is dependent upon favorable resolution of the OAI status at the Company’s Davie, Florida manufacturing facility.  Upon approval and launch, we believe that we are entitled to the 180-day period of market exclusivity with respect to the generic version of the 40mg strength of Prilosec®.

Diltiazem HCl ER (Cardizem® LA)

Andrx Corporation has pending ANDAs with the FDA for generic versions of Cardizem® LA (diltiazem HCl extended-release tablets), 120mg, 180mg, 240mg, 300mg, 360mg and 420mg strengths. Andrx initially filed its ANDA for the 420mg strength on April 25, 2005, with a Paragraph IV certification and notification to the patent holder. On August 10, 2005, Biovail Laboratories Int’l SRL., which is the holder of the New Drug Application for Cardizem® LA, initiated a patent infringement lawsuit against the Company for the 420mg strength in the U.S. District Court for the District of Delaware. Andrx subsequently amended its initial ANDA submission to include the 120mg, 180mg, 240mg, 300mg and 360mg strengths, along with a related Paragraph IV certification and notice letter. On October 14, 2005, Biovail initiated a patent infringement lawsuit on the remaining strengths.

The Company’s ANDAs remain under review by the FDA.  Final approval and launch of the product is dependent upon favorable resolution of the OAI status at the Company’s Davie, Florida manufacturing facility, as well as expiration of the statutory 30-month stay of approval.  The Company believes that it is the first ANDA applicant with a Paragraph IV certification for each of the six strengths, and accordingly may be entitled to 180 days of market exclusivity under the Hatch Waxman Amendments.

Pro-Forma Results of Operations, page F-24

3.              Please tell us the nature and amount of the merger expenses and why excluding them from your pro forma results of operations complies with paragraph 55 of FAS 141.

For the year ended December 31, 2006, pre-tax merger expenses excluded from our pro-forma results were $32.1 million.  Merger expenses included investment banking advisory fees of $14.1 million, legal fees of $7.7 million, acquisition related retention and other merger related compensation of $6.8 million, and other expenses directly associated with the acquisition of $3.5 million.  Our pro-forma results of operations for the current period were prepared as though the acquisition had been completed at the beginning of the period in accordance with paragraph 54(a) of FAS 141.  Consequently, we excluded these merger costs from the pro-forma current period results since these costs would not have been incurred had the acquisition been completed at the beginning of the current period.

Upon further review, we acknowledge that these costs should have been included in the reported pro forma results and disclosed in accordance with paragraph 55.  In all future filings requiring the presentation of pro forma financial information in accordance with FAS 141, all material nonrecurring items will be included and disclosed in the reported pro forma results of operations.

Form 10Q March 31, 2007

4.              You refer to a list of items which increased sales, for example, but you do not quantify the amount of change attributed to each item.  Provide us revised MD&A that quantifies the amount of each item affecting line items presented on the statement of operations.

We have prepared revised MD&A as requested.  The revised MD&A is attached below.  Assuming these revisions are acceptable, we will prepare our MD&A in all future filings on a similar basis.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and the results of operations should be read in conjunction with the Condensed Consolidated Financial Statements and notes thereto included elsewhere in this Quarterly Report on Form 10-Q (“Quarterly Report”).  This discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements.

These risks, uncertainties and other factors include, among others, those identified under “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this Quarterly Report and under “Risks Related to our Business” in our Annual Report on Form 10-K for the year ended December 31, 2006.

Overview

Watson Pharmaceuticals, Inc. (“Watson”, the “Company” “we”, “us” or “our”) was incorporated in 1985 and is engaged in the development, manufacture, marketing, sale and distribution of brand and off-patent (generic) pharmaceutical products. Watson operates manufacturing, distribution, research and development, and administrative facilities primarily in the United States (“U.S.”).

Prescription pharmaceutical products in the U.S. are generally marketed as either generic or brand pharmaceuticals.  Generic pharmaceutical products are bioequivalents of their respective brand products and provide a cost-efficient alternative to brand products. Brand pharmaceutical products are marketed under brand names through programs that are designed to generate physician and consumer loyalty.

On November 3, 2006, the Company acquired all the outstanding shares of common stock of Andrx Corporation (“Andrx”) in an all-cash transaction for $25 per share, or total consideration of approximately $1.9 billion (the “Andrx Acquisition”). Andrx distributes pharmaceutical products primarily to independent and chain pharmacies and physicians’ offices and is considered a leader in formulating and commercializing difficult-to-replicate controlled-release pharmaceutical products and selective immediate-release products.

Watson has three reportable operating segments: Generic, Brand and Distribution.  The Generic segment includes off-patent pharmaceutical products that are therapeutically equivalent to proprietary products.  The Brand segment includes the Company’s lines of Specialty Products and Nephrology products. Watson has aggregated its Brand product lines in a single segment because of similarities in regulatory environment, methods of distribution and types of customer.  This segment includes patent-protected products and certain trademarked off-patent products that Watson sells and markets as Brand pharmaceutical products.  The Company sells its Brand and Generic products primarily to pharmaceutical wholesalers, drug distributors and chain drug stores.  The Distribution segment was acquired as part of the Andrx Acquisition representing the Andrx “Anda” division.  The Distribution segment mainly distributes generic pharmaceutical products manufactured by third parties, as well as by Watson, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices.  Sales are principally generated through an in-house telemarketing staff and through internally developed ordering systems.  The Distribution segment operating results exclude sales by Anda of products reported in Watson’s Generic and Brand segments.

Prior to the Andrx Acquisition the Company held common shares in Andrx, which were previously classified as available-for-sale securities and recorded at fair value based upon quoted market prices with temporary differences between cost and fair value presented as accumulated other comprehensive income within stockholders’ equity, net of any related tax effect. As required by Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements” (“ARB 51”), earnings (loss) on equity method investments has been restated for the three months ended March 31, 2006 to account for our investment in common shares of

Andrx using the equity method of accounting in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”). Accumulated other comprehensive income has also been restated for the three months ended March 31, 2006 to reflect these changes.

Results of Operations

	Three Months Ended March 31, 2007				Three Months Ended March 31, 2006
	Generic	Brand	Distribution	Total	Generic	Brand	Total

Product sales	$411,475	$90,638	$145,440	$647,553	$321,415	$83,237	$404,652
Other	13,150	10,902	—	24,052	675	1,906	2,581
Net revenues	424,625	101,540	145,440	671,605	322,090	85,143	407,233
Cost of sales(1)	272,623	25,215	126,882	424,720	217,384	17,370	234,754
Gross profit	152,002	76,325	18,558	246,885	104,706	67,773	172,479
Gross margin	35.8%	75.2%	12.8%	36.8%	32.5%	79.6%	42.4%

Research and development	26,513	11,295	—	37,808	20,495	9,342	29,837
Selling and marketing	14,549	26,411	14,203	55,163	12,938	28,975	41,913
Contribution	110,940	38,619	4,355	153,914	71,273	29,456	100,729
Contibution margin	26.1%	38.0%	3.0%	22.9%	22.1%	34.6%	24.7%

General and administrative				48,055			24,837
Amortization				43,933			41,100
Operating income				$61,926			$34,792
Operating margin				9.2%			8.5%

(1)  Excludes amortization of acquired intangibles including product rights.

Generic Segment

Net Revenues

Our generic pharmaceutical business develops, manufactures, markets, sells and distributes generic products that are the therapeutic equivalent to their brand name counterparts and are generally sold at prices significantly less than the brand product. As such, generic products provide an effective and cost-efficient alternative to brand products. When patents or other regulatory exclusivity no longer protect a brand product, opportunities exist to introduce off-patent or generic counterparts to the brand product. Our portfolio of generic products includes products we have internally developed, products we have licensed from third parties, and products we distribute for third parties.

Other revenues include royalties and commission revenue earned as a sales agent from the sale of fentanyl citrate troche.

Our Generic segment develops, manufactures, markets, sells and distributes products within two product lines: Generics and Generic Oral Contraceptives.  Our Generics product line includes oral dosage, transdermal, injectible and transmucosal products used for a variety of indications including pain management, depression, hypertension and smoking cessation.

Net revenues from our Generic segment for the three months ended March 31, 2007 increased $102.5 million or 31.8% over net revenues from the prior year period.  Sales of oxycodone HCl controlled-release tablets, launched during the fourth quarter of 2005, and pravastatin sodium tablets, launched during the second quarter of 2006, were $90.8 million during the current quarter, an increase of $60.3 million over the prior year period.  Products acquired in connection with the Andrx Acquisition in November of 2006 were $33.1 million in the quarter.  Other revenue increased $12.5 million in the three months ended March 31, 2007 which includes $11.7 million of revenues earned on sales of fentanyl citrate troche (which commenced during the third quarter of 2006) and royalties earned on GlaxoSmithKline’s (“GSK’s”) sales of Wellbutrin XL ® 150mg (which commenced during the first quarter of 2007).

Gross Profit (Gross Margin)

Gross profit represents net revenues less cost of sales.  Cost of sales includes production and packaging costs for products we manufacture, third party acquisition costs for products manufactured by others, profit-sharing or royalty payments for products sold pursuant in licensing agreements, inventory reserve charges, and excess capacity utilization charges, when applicable.  Cost of sales does not include amortization costs for acquired product rights.

Gross profit for our Generic segment increased $47.3 million to $152.0 million in the three months ended March 31, 2007 from $104.7 million in the prior year period.  This year over year increase in gross profit was due to the following factors:

•                  Gross profit from authorized generic products oxycodone HCl controlled-release tablets and pravastatin sodium tablets increased $18.0 million primarily as a result of price increases realized in the current year period and more favorable commercial terms on sales of oxycodone HCl controlled-release tablets.  Our agreement to sell oxycodone HCl controlled-release tablets ended during the first quarter of 2007.  Going forward, we expect to realize minimal gross profit from the sale of pravastatin sodium tablets.

•                  Other revenue increased $12.5 million as a result of commission revenue earned from the sale of fentanyl citrate troche and royalties earned in connection with the licensing of a patent to GSK during the quarter.

•                  Gross profit from products acquired in connection with the Andrx Acquisition ($7.7 million), production cost improvements ($14.7 million) and new products ($5.4 million) also contributed to the year over year gross profit increase

Going forward, quarterly gross profit will be negatively impacted by the termination of the oxycodone HCl controlled release distribution agreement.  However, we expect this negative impact to be partially offset by an increase in royalty revenues from the sale of metoprolol succinate 50 mg. extended release tablets (the generic version of Toprol XL ®) and a full quarter of royalties earned on GSK’s sales of Wellbutrin XL® 150mg .

Gross margins for our Generic segment increased to 35.8% for the three months ended March 31, 2007 compared to 32.5% in the prior year period, an improvement of 3.3% .  The increase in gross margins is primarily due to an increase in other revenue (1.9%) and production cost improvements (2.3%) realized during the first quarter of 2007 offset in part by price erosion (-1.9%) within our generic business.  We expect further improvement in gross margins due to the termination of the oxycodone HCl controlled release distribution agreement and anticipated royalty revenue from the sale of metoprolol succinate extended release tablets.

Research and Development Expenses

Research and development (“R&D”) expenses consist predominantly of personnel costs, contract research, development and facilities costs associated with the development of our products.

R&D expenses within our Generic segment increased $6.0 million or 29% during the three months ended March 31, 2007, as compared to the same period of the prior year, due to the inclusion of R&D expenditures from the Andrx Acquisition.

Selling and Marketing Expenses

Selling and marketing expenses consist mainly of personnel costs, facilities costs, insurance and professional services costs, which support our sales, marketing, human resources, finance and administration functions.

Generic segment selling and marketing expenses increased slightly during the three months ended March 31, 2007 as compared to the same period of the prior year due partly to the Andrx Acquisition.

Brand Segment

Net Revenues

Our brand pharmaceutical business develops, manufactures, markets, sells and distributes products within two sales and marketing groups: Specialty Products and Nephrology.

Our Specialty Products product line includes urology and a number of other non-promoted products.

Our Nephrology product line consists of products for the treatment of iron deficiency anemia and is generally marketed to nephrologists and dialysis centers.  The key product of the Nephrology group is Ferrlecit®, which is used to treat low iron levels in patients undergoing hemodialysis in conjunction with erythropoietin therapy.

Other revenues in the Brand segment consist of co-promotion revenue, royalties, and revenue (including the amortization of deferred revenue) relating to our obligation to manufacture and supply two brand products to a third party. This contract manufacturing agreement was assumed as part of the Andrx Acquisition.

Other revenue also includes revenue recognized from research, development and licensing agreements (including milestone payments and deferred revenue related to certain contract manufacturing arrangements). Revenue from development agreements is deferred and recognized over the entire contract performance period, starting with the contract’s commencement, but not prior to the removal of any contingencies for each individual milestone. We recognize this revenue based upon the pattern in which the revenue is earned or the obligation is fulfilled.

Net revenues from our Brand segment for the three months ended March 31, 2007 increased $16.4 million or 19.3% over net revenues from the prior year period due to increases in other revenue ($9.0 million) and increases in certain non-promoted products ($9.9 million).  The increase in other revenue was attributable to a $8.5 million increase in royalties and deferred revenue recognized from a contract manufacturing agreement assumed as part of the Andrx Acquisition and revenue from the AndroGel® co-promotion agreement which commenced in the fourth quarter of 2006.  Certain non-promoted Specialty product sales increased compared to the prior year as the prior year period was impacted by a reduction in wholesaler inventory levels.

Gross Profit (Gross Margin)

Gross margin from our Brand segment decreased to 75.2% during the three months ended March 31, 2007 from 79.6% in the prior year period.  The decrease in gross margins (-4.4%) is primarily due to the sale of products from the Andrx Acquisition (-2.1%) and a change in product mix (-1.0%) as compared to the prior year period.

Research and Development Expenses

R&D expenses within our Brand segment increased $2.0 million or 21% during the three months ended March 31, 2007, as compared to the same period of the prior year, due primarily to a $1.5 million increase in costs related to Phase III studies on the gel formulation of oxybutynin for overactive bladder.

Selling and Marketing Expenses

Brand segment selling and marketing expenses decreased $2.6 million or 9% during the three months ended March 31, 2007 as compared to the same period of the prior year due primarily to a $1.4 million reduction in product spending for Oxytrol® and Ferrlecit® during the current quarter.

Distribution Segment

Net Revenues

Our Distribution segment mainly distributes generic pharmaceutical products manufactured by third parties, as well as by Watson, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices.  Sales are principally generated through an in-house telemarketing staff and through internally developed ordering systems.  The Distribution segment operating results exclude sales of products reported in Watson’s Generic and Brand segments.

Gross Profit (Gross Margin)

Our Distribution segment gross margin for the first quarter was 12.8%.  Gross margins within the Distribution segment have been adversely impacted due to acquisition accounting inventory charge of approximately $2.5 million during the period.  The acquisition related inventory charge reduced the Distribution segment gross margin by 1.7%.

Segment Contribution

	Three Months Ended March 31,		Change
($ in thousands):	2007	2006	Dollars	%

Segment contribution
Generic	$110,940	$71,273	$39,667	55.7%
Brand	38,619	29,456	9,163	31.1%
Distribution	4,355	—	4,355	100.0%
	$153,914	$100,729	$53,185	52.8%
as % of net revenues	22.9%	24.7%

Generic segment contribution increased for the three months ended March 31, 2007, as compared to the same period of the prior year, due to higher net revenues and gross profit from the sale of certain authorized generics and higher levels of other revenues partially offset by higher R&D and selling and marketing costs as a result of the Andrx Acquisition.

Brand segment contribution increased for the three months ended March 31, 2007, as compared to the same period of the prior year, primarily due to an increase in other revenues and an increase in net product revenues related to certain non-promoted products within our Specialty Products product line which was partially offset by a decline in sales from our Nephrology product line.

For more information on segment contribution, refer to above Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 5 in the accompanying Notes to Condensed Consolidated Financial Statements in this Quarterly Report.

Corporate General and Administrative Expenses

	Three Months Ended March 31,		Change
($ in thousands):	2007	2006	Dollars	%

Corporate general and administrative expenses	$48,055	$24,837	$23,218	93.5%
as a % of net revenues	7.2%	6.1%

Corporate general and administrative expenses consist mainly of personnel costs, facilities costs, insurance and professional services costs, which support our sales, R&D, marketing, human resources, finance and administration functions.

Corporate general and administrative expenses increased $23.2 million or 93% during the three months ended March 31, 2007 as compared to the same period of the prior year due primarily to the inclusion of corporate general and administrative costs related to the Andrx Acquisition.  Additional costs include higher personnel costs ($7.2 million), depreciation ($0.8 million), facility costs ($1.5 million) and management information system costs ($7.0 million).

Amortization

	Three Months Ended March 31,		Change
($ in thousands):	2007	2006	Dollars	%

Amortization	$43,933	$41,100	$2,833	6.9%
as a % of net revenues	6.5%	10.1%

The Company’s amortizable assets consist primarily of acquired product rights.  For the three months ended March 31, 2007 amortization expense includes intangible assets from the Andrx Acquisition

Loss on Early Extinguishment of Debt

	Three Months Ended March 31,		Change
($ in thousands):	2007	2006	Dollars	%

Loss on early extinguishment of debt	$2,729	$720	$2,009	279.0%
as a % of net revenues	0.4%	0.2%

During the quarter ended March 31, 2007, the Company pre-paid $150 million of the Term Facility under the terms of the Senior Credit Facility (together the “2006 Credit Facility”).  The Company entered into the 2006 Credit Facility in November 2006 to provide financing for the Andrx Acquisition.  As a result of this pre-payment, our results for the first quarter of 2007 reflect a $2.7 million debt repurchase charge.

On March 31, 2006, the Company initiated a redemption notice to the holders of all of its outstanding senior unsecured 7 1/8% notes (“1998 Senior Notes”).  The 1998 Senior Notes were redeemed on May 23, 2006.  As a result, the Company incurred costs representing redemption fees, expenses, and a premium on the redemption.

Interest Income

	Three Months Ended March 31,
($ in thousands):	2007	2006	Change

Interest income	$2,929	$6,252	$(3,323)
as a % of net revenues	0.4%	1.5%

Interest income decreased during the three month period ended March 31, 2007, as compared to the prior year period due to the use of available cash, cash equivalents and marketable securities to finance the Andrx Acquisition.

Interest Expense

	Three Months Ended March 31,
($ in thousands):	2007	2006	Change	%

Interest expense - 2006 Credit Facility	$10,374	$—	$10,374
Interest expense - convertible contingent senior debentures due 2023 (“CODES”)	3,151	3,151	—
Interest expense - 1998 Senior Notes	—	256	(256)
Interest and fees on credit facility	—	247	(247)
Change in derivative value	24	(453)	477
Interest expense - other	327	100	227
Interest expense	$13,876	$3,301	$10,575	320.4%
as a % of net revenues	2.1%	0.8%

Interest expense increased for the three month period ended March 31, 2007 due to interest expense incurred on debt issued to finance the Andrx Acquisition.

Other Income (Expense)

	Three Months Ended March 31,
($ in thousands):	2007	2006	Change	%

Earnings (losses) on equity method investments - restated	$1,439	$(285)	$1,724
Gain on sale of securities	1,789	3,695	(1,906)
Other income	175	105	70
	$3,403	$3,515	$(112)	(3.2)%
as a % of net revenues	0.5%	0.9%

Earnings (Losses) on Equity Method Investments

The Company’s equity investments are accounted for under the equity-method when the Company’s ownership does not exceed 50% and when the Company can exert significant influence over the management of the investee .  As required by ARB 51, earnings (losses) on equity method investments have been restated for the three months ended March 31, 2006 to account for our investment in common shares of Andrx prior to the Andrx Acquisition using the equity method of accounting in accordance with APB 18.

The earnings recorded during the three months ended March 31, 2007 primarily represent our share of earnings in Somerset Pharmaceuticals, Inc. ($1.3 million), our joint venture with Mylan Laboratories, Inc.

Gain on Sale of Securities

The 2006 and 2007 gain on sale of securities resulted from the sale of our investment in Adheris, Inc.  During the three months ended March 31, 2006, we received cash proceeds of $4.7 million from our sale of our investment in Adheris, Inc. and certain contingent consideration.  During the three months ended March 31, 2007, all contingencies were removed relating to the contingent consideration received on the sale of our investment in Adheris, Inc.  Accordingly, the Company received common shares of inVentiv Health, Inc. (‘inVentiv”) during the quarter ended March 31, 2007 as additional proceeds on our sale of our investment in Adheris, Inc. which was recorded as a gain on sale of securities in the quarter ended March 31, 2007.

Provision for Income Taxes

	Three Months Ended March 31,
($ in thousands):	2007	2006	% Change

Provision for income taxes	$20,041	$15,364
as a % of net revenues	3.0%	3.8%
Effective tax rate	38.8%	37.9%	0.9%

The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate primarily due to state taxes and other factors which, combined, increases the effective tax rate.

The provision for income taxes increased in the three months ended March 31, 2007 due to higher levels of income before income taxes.  The higher effective tax rate of 38.8% for the three months ended March 31, 2007, as compared to the effective tax rate from the same period of the prior year of 37.9%, was primarily the result of an increase in the level of permanent differences relative to income before income taxes.  The increase in permanent items resulted in a 0.5% increase in the effective tax rate.

Liquidity and Capital Resources

Working Capital Position

Working capital at March 31, 2007 and December 31, 2006 is summarized as follows:

($ in thousands):	March 31, 2007	December 31, 2006	Increase (Decrease)

Current Assets:
Cash and cash equivalents	$73,550	$154,171	$(80,621)
Marketable securities	8,981	6,649	2,332
Accounts receivable, net of allowances	375,608	384,692	(9,084)
Inventories	492,345	517,236	(24,891)
Other	151,185	198,928	(47,743)
Total current assets	1,101,669	1,261,676	(160,007)
Current liabilities:
Accounts payable and accrued expenses	429,112	516,875	(87,763)
Current portion of long-term debt	5,479	107,059	(101,580)
Other	17,048	65,995	(48,947)
Total current liabilities	451,639	689,929	(238,290)

Working Capital	$650,030	$571,747	$78,283

Current Ratio	2.44	1.83

Watson’s primary source of liquidity is cash from operations.  Net working capital at March 31, 2007 was $650.0 million compared to $571.7 million at December 31, 2006 and $1.12 billion at March 31, 2006.

During the first quarter of 2007, our working capital increased by $78.3 million primarily related to net cash provided by operating activities.  The decrease in other current assets at March 31, 2007 was due primarily to the collection of a $35 million legal settlement during the quarter.  Current portion of long-term debt decreased at March 31, 2007 as we pre-paid the current portion and an additional $50 million of debt incurred to finance the Andrx Acquisition during the quarter.  Accounts payable and accrued liabilities decreased $87.8 million during the quarter primarily due to payments of trade payables ($29.3 million) , royalties payable ($15.9 million), accrued severance and retention ($7.2 million) and bonus accruals ($18 million).  Other current liabilities decreased $48.9 million due primarily to the reclassification of $46.7 million of income taxes payable as a result of the implementation of FIN 48.

We expect that 2007 cash flows from operating activities will continue to exceed net income.  In addition, management expects that 2007 cash flows from operating activities and available cash balances will be sufficient to fund our operating liquidity needs.

Cash Flows from Operations

Summarized cash flow from operations is as follows:

	Three months ended March 31,
($ in thousands):	2007	2006

Net cash provided by operating activities	$88,239	$135,710

Cash flows from operations represents net income adjusted for certain operating related non-cash items and changes in assets and liabilities.  For the three months ended March 31, 2007 , cash provided by operating activities was $88.2 million, compared to $135.7 million in the three months ended March 31, 2006.  Net cash provided by operations was higher by $47.5 million in the three months ended March 31, 2006 compared to the three months ended March 31, 2007 primarily due to higher reductions in accounts receivable balances during 2006 ($52.4 million) and higher reductions in accounts payable and accrued liabilities during 2007 ($79.1 million) which were partially offset by reductions in inventory balances ($38.7 million) and prepaid and other current asset balances ($30.5 million) during the 2007 quarter.

Investing Cash Flows

Our cash flows from investing activities are summarized as follows:

	Three months ended March 31,
($ in thousands):	2007	2006

Net cash used in investing activities	$(18,326)	$(47,169)

Investing cash flows consist of expenditures related to acquisitions, capital expenditures, investment and marketable security additions as well as proceeds from investment and marketable security sales.  We used $18.3 million in net cash for investing activities during the three months ended March 31, 2007 compared to $47.2 million used in investing activities during the three months ended March 31, 2006.  The higher net cash used in investing activities during the three months ended March 31, 2006 related to our acquisition of Sekhsaria Chemicals Ltd. during 2006 for $29.6 million.

Financing Cash Flows

Our cash flows from financing activities are summarized as follows:

	Three months ended March 31,
($ in thousands):	2007	2006

Net cash (used in) provided by financing activities	$(150,534)	$3,742

Financing cash flows consist primarily of borrowings and repayments of debt, repurchases of common stock and proceeds from exercising of stock awards.  For the three months ended March 31, 2007, net cash used in financing activities was $150.5 compared to $3.7 million provided by financing activities during the three months ended March 31, 2006.  As indicated above we pre-paid $150 million of debt originally incurred to finance the Andrx Acquisition during the quarter.

Debt and Borrowing Capacity

Our debt at March 31, 2007 and December 31, 2006 is summarized as follows:

($ in thousands):	March 31, 2007	December 31, 2006	Increase (Decrease)

Current portion of long-term debt	$5,479	$107,059	$(101,580)
Long-term debt	1,074,210	1,124,145	(49,935)
Total debt	$1,079,689	$1,231,204	$(151,515)
Debt to capital ratio	38.6%	42.3%

In March 2003, we issued $575 million of our CODES.  As of March 31, 2007, the entire amount of the CODES remained outstanding at an effective annual interest rate of approximately 2.1%.

In May 1998, we issued $150 million of our 1998 Senior Notes.  On March 31, 2006 the Company initiated a redemption notice to the holders of all of its outstanding 1998 Senior Notes.  As a result, the remaining 1998 Senior Notes were redeemed on May 23, 2006.

In November 2006, we entered into the 2006 Credit Facility with a syndicate of banks.  The 2006 Credit Facility provides an aggregate of $1.15 billion of senior financing to Watson, consisting of a $500 million revolving credit facility (“Revolving Facility”) and a $650 million senior term loan facility (“Term Facility”).  The 2006 Credit Facility was entered into in connection with the Andrx Acquisition.

The 2006 Credit Facility has a five year term and will bear interest equal to LIBOR plus 0.75% (subject to certain adjustments)  The indebtedness under the 2006 Credit Facility is guaranteed by Watson’s material domestic subsidiaries.  The Revolving Facility is available for working capital and other general corporate requirements subject to the satisfaction of certain conditions.  Indebtedness under the 2006 Credit Facility may be pre-payable, and commitments reduced at the election of Watson without premium (subject to certain conditions).  As of March 31, 2007, the Company had not drawn any funds from the Revolving Facility.

During the quarter ended March 31, 2007, the Company prepaid $150 million of the amount outstanding under the Term Facility.  As of March 31, 2007, $500 million is outstanding under the Term Facility.  As a result of this pre-payment, our results for the first quarter of 2007 reflect a $2.7 million non-cash charge for debt repurchase charges.

Under the terms of the 2006 Credit Facility, each of our subsidiaries, other than minor subsidiaries, entered into a full and unconditional guarantee on a joint and several basis.  We are subject to, and, as of March 31, 2007, were in compliance with financial and operation covenants under the terms of the Credit Facility.  The agreement currently contains the following financial covenants:

•                  maintenance of a minimum net worth of at least $1.33 billion;

•                  maintenance of a maximum leverage ratio not greater than 3.25 to 1.0; and

•                  maintenance of a minimum interest coverage ratio of at least 5.0 to 1.0.

At March 31, 2007, our net worth was $1.71 billion, and our leverage ratio was 2.24 to 1.0.  Our interest coverage ratio for the three months ended March 31, 2007 was 8.3 to 1.0.

Under the 2006 Credit Facility, interest coverage ratio, with respect to any financial covenant period, is defined as the ratio of EBITDA for such period to interest expense for such period.  The leverage ratio, for any financial covenant period, is defined as the ratio of the outstanding principal amount of funded debt for the borrower and its subsidiaries at the end of such period, to EBITDA for such period.  EBITDA under the Credit Facility, for any covenant period, is defined as net income plus (1) depreciation and amortization, (2) interest expense, (3) provision for income taxes, (4) extraordinary or unusual losses, (5) non-cash portion of nonrecurring losses and charges, (6) other non-operating, non-cash losses, (7) minority interest expense in respect of equity holdings in affiliates, (8) non-cash expenses relating to stock-based compensation expense and (9) any one-time charges related to the Andrx Acquisition; minus (1) extraordinary gains, (2) interest income and (3) other non-operating, non-cash income.

Long-term Obligations

The following table lists our enforceable and legally binding obligations as of March 31, 2007.  Some of the amounts included herein are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligation we will actually pay in future periods may vary from those reflected in the table:

	Payments Due by Period (Including Interest)
(in thousands):	Total	Less than 1 year	1-3 years	4-5 years	Other	After 5 years

Long-term and other debt
	$1,321,443	$42,098	$228,750	$375,816	$—	$674,779
Liabilities incurred for acquisitions of products and businesses	1,488	1,197	—	—	—	291
Other taxes payable	45,328	—	—	—	45,328	—
Operating lease obligations	146,393	14,641	44,105	15,980	—	71,667
Total contractual cash obligations	$1,514,652	$57,936	$272,855	$391,796	45,328	$746,737

The Company is involved in certain minor joint venture arrangements that are intended to complement the Company’s core business and markets.  The Company has the discretion to provide funding on occasion for working capital or capital expenditures.  The Company makes an evaluation of additional funding based on an assessment of the venture’s business opportunities.  The Company believes that any possible commitments arising from the current arrangements will not be significant to the Company’s financial condition or results of operations.

The Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 clarifies the accounting for the uncertainty in recognizing income taxes in an organization in accordance with FASB Statement No. 109 by providing detailed guidance for financial statement recognition, measurement and disclosure involving uncertain tax positions.  FIN 48 requires an uncertain tax position to meet a more-likely-than-not recognition threshold at the effective date to be recognized both upon the adoption of FIN 48 and in subsequent periods.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  As the provisions of FIN 48 will be applied to all tax positions upon initial adoption, the cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year.  As a result of the adoption of FIN 48, the Company recorded a $2.9 million increase in the liability for unrecognized tax benefits resulting in a decrease to the January 1, 2007 retained earnings balance of $2.9 million (for additional information on the adoption of FIN 48, see NOTE 9 — INCOME TAXES in the accompanying Notes to Condensed Consolidated Financial Statements in this quarterly report on Form 10-Q ).

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair-Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair-value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently reviewing this statements and has not yet determined the impact on its consolidated financial statements.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your valuable comments in helping us improve our disclosures.  Should you have any questions regarding our responses, please feel free to contact the undersigned at (951) 493-5622.

Sincerely,

Watson Pharmaceuticals, Inc.

/s/ R. Todd Joyce

R. Todd Joyce

VP Corporate Controller & Treasurer

Principal Financial Officer and Principal Accounting Officer